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                             August 10, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Post-Effective
Amendment No. 1 on Form S-1 to Form S-4
                                                            Filed July 19, 2023
                                                            File No. 333-268741

       Dear Brad K. Heppner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 on Form S-1 to Form S-4

       General

   1. Revise this Post Effective Amendment consistent with the revisions that you make to the
                                                        Form S-1 filed to
register the resale of securities by Maxim (File No. 333-237336) in response to the staff's
comments on that registration statement.
       Incorporation by Reference, page 44

   2. Please revise your prospectus to remove this section or provide us with your analysis regarding your
eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that
were either shell companies or blank check companies during the past three years are
ineligible to incorporate by reference on Form S-1. Please refer to General
                                                        Instruction VII.D of
Form S-1. Revise Form S-1 to provide all disclosure required by the
 Brad K. Heppner
Beneficient
August 10, 2023
Page 2
      form that currently is incorporated by reference, including, but not limited to the management's discussion and analysis, financial statements, risk factors and the description of your business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                            Sincerely,
FirstName LastNameBrad K. Heppner
                                                            Division of
Corporation Finance
Comapany NameBeneficient
                                                            Office of Finance
August 10, 2023 Page 2
cc:       Matthew L. Fry
FirstName LastName